


SECURI 07004138 ION

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SEC FILE NUMBER
8 - 53569

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Eureka Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Newport Center Drive
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacques A. Perrone 949-719-2262
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jacques A. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eureka Capital Markets, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Director

Title

Notary Public

ANDREA L. THIBAULT
Commission # 1519451
Notary Public - California
Orange County
My Comm. Expires Oct 15, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eureka Capital Markets, LLC
(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information)

Year Ended December 31, 2006

EUREKA CAPITAL MARKETS, LLC

Index



Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Member
Eureka Capital Markets, LLC

We have audited the accompanying statement of financial condition of Eureka Capital Markets, LLC (A Wholly-Owned Subsidiary of Eureka Capital Partners, LLC and A Limited Liability Company) as of December 31, 2006, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eureka Capital Markets, LLC as of December 31, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
February 23, 2007

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$861,555

LIABILITIES AND MEMBER'S EQUITY

Liabilities - due to Parent	$ 30,562
Member's equity	830,993
Total	$861,555

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues	$4,385,134
Expenses:	
Commissions	755,577
Bad debts	7,500
Rent	61,265
Regulatory fees	17,651
Professional fees	46,289
Marketing	98,450
Telephone	13,648
Travel and entertainment	22,173
Office	15,696
Consulting	106,108
Other	29,583
Total	1,173,940
Income before income taxes	3,211,194
Provision for income taxes	35,000
Net income	$3,176,194

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

Balance, beginning of year	$1,171,101
Net income	3,176,194
Distributions	(3,516,302)
Balance, end of year	$ 830,993

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Operating activities:	
Net income	$3,176,194
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	7,500
Changes in operating assets and liabilities:	
Accounts receivable	566,930
Prepaid expenses	3,921
Due to Parent	(280,129)
Commissions payable	(110,433)
Net cash provided by operating activities	3,363,983
Financing activities - distributions to ECP	(3,516,302)
Net decrease in cash and cash equivalents	(152,319)
Cash and cash equivalents, beginning of year	1,013,874
Cash and cash equivalents, end of year	$ 861,555

See Notes to Financial Statements.

EUREKA CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Eureka Capital Markets, LLC (the "Company") is a wholly-owned subsidiary of Eureka Capital Partners, LLC ("ECP") (the "Parent"). The Company was organized on February 8, 2001 as a Delaware limited liability company and is registered to do business in California as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is the extent of its contributed capital. The Company renders financial advisory services to selected clients with respect to merger and acquisition ("M&A") transactions, business restructurings and other financial services.

The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash equivalents:

The Company considers all demand and time deposits with maturities of three months or less to be cash equivalents.

Revenue recognition:

Revenues are recognized when earned and arise from financial advisory services provided by the Company to its clients. The Company bills for its services in three ways. First, revenues arise from work based upon hourly rates, second from retainer payments, and third from success fees based upon results experienced by the client.

Note 1 - Business and summary of significant accounting policies (concluded):

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for doubtful accounts will change.

Income taxes:

The accompanying financial statements do not contain a provision for Federal and state income taxes since the Company's net income or loss is included in the Federal and state income tax returns of its member, ECP.

For New York City Unincorporated Business Tax ("UBT") purposes, the Company is included in the consolidated UBT tax return that is filed by ECP. Pursuant to a tax-sharing policy, UBT for the Company, which is subject to an apportionment formula, is determined on the basis of its separate taxable income.

The Company accounts for UBT pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. A deferred tax provision and the related deferred tax assets and liabilities are recorded by the Company based upon the expected future tax consequences of temporary differences generated as a result of its own operations. There were no material deferred tax assets or liabilities at December 31, 2006.

Marketing:

Marketing costs are expensed as incurred. Marketing expense totaled $98,450 for the year ended December 31, 2006.

Note 2 - Related party transactions:

A significant amount of the Company's operating expenses for the year ended December 31, 2006 were paid by ECP. The Company and ECP have an expense sharing agreement as they utilize common services and facilities. The expense sharing agreement provides for the Company to reimburse ECP $20,000 per month for operating expenses relating to its broker-dealer activities. The Company's share of these expenses is approximately 33% of total costs for compensation (recorded as consulting), marketing, technology, telephone, travel and entertainment, accounting tax, office supplies, rent and subscriptions. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. In September 2006, the monthly management fee the Company paid to ECP was increased from $20,000 to $70,000 and the Company's estimated share of ECP expenses was raised from 33% to 40%. This was driven by a higher level of deal activity and a corresponding increase in resources and operating expenses, the bulk of which consisted of marketing.

Note 2 - Related party transactions (concluded):

The Company shares office space with ECP. ECP has allocated rent expense of $61,265 to the Company for the year ended December 31, 2006.

Note 3 - Commission payable:

Commissions are due and payable only when the accounts receivable have been collected by the Company. At December 31, 2006, there were no commissions payable.

Note 4 - Concentrations of credit risk:

The Company had revenue concentrations with three clients representing 70% of revenues for the year ended December 31, 2006.

The Company maintains cash and cash equivalent deposits with banks. At times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions and monitoring their credit ratings.

Note 5 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $830,993, which was $825,993 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.

Note 6 - Subsequent event:

During January 2007, the Company made cash distributions of approximately $600,000 to its Parent.

EUREKA CAPITAL MARKETS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

Net capital - total member's equity	$830,993
Aggregate indebtedness - total liabilities	$ 30,562
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$825,993
Excess net capital at 1,000%	$827,937
Ratio of aggregate indebtedness to net capital	.04 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17a-5 as of December 31, 2006):	
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$861,555
Net audit adjustments - statement of income changes	(30,562)
Net capital per above	$830,993
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$ -
Audit adjustment - increase in due to Parent	30,562
Aggregate indebtedness per above	$ 30,562

See Report of Independent Public Accountants.

EUREKA CAPITAL MARKETS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2006 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.

EUREKA CAPITAL MARKETS, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from the provision of Rule 15c3-3 as of December 31, 2006 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

See Report of Independent Public Accountants.


J.H.COHN LLP
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Accountants & Consultants


888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants on Internal Control

To the Member
Eureka Capital Markets, LLC

In planning and performing our audit of the financial statements of Eureka Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of Eureka Capital Markets, LLC, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
February 23, 2007

END